March 17, 2025

Harout Semerjian
President and Chief Executive Officer
GlycoMimetics, Inc.
P.O. Box 65
Monrovia, MD 21770

       Re: GlycoMimetics, Inc.
           Registration Statement on Form S-4
           Filed February 18, 2025
           File No. 333-285035
Dear Harout Semerjian:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. As required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form S-
       4, please disclose the amount of securities being offered.
2. You state that your shares are currently listed on Nasdaq and that it is a waivable condition to the consummation of the merger that the combined company is approved for listing on Nasdaq. Given this condition, please clarify here that you are currently not in compliance with the Nasdaq listing requirements. In addition, given that this condition is waivable, please revise your disclosure to indicate whether recirculation or re-solicitation of stockholders will occur prior to the closing if the listing application is not approved but the condition is waived. If stockholders will not have certainty regarding the listing of the combined company's shares at the time they are asked to vote, please clarify this fact here and elsewhere in the proxy statement/prospectus as appropriate. Please also provide risk factor disclosure that
 March 17, 2025
Page 2

       addresses the potential consequences of the parties waiving the condition and the closing occurring without the Nasdaq listing, including but not limited to the liquidity implications thereof.
Questions and Answers about the Merger
What is the Merger?, page iii

3. Please disclose the number of shares of common stock you expect to issue, or otherwise reserve for issuance, in connection with the merger. In your disclosure, separately state the number of shares you expect to underlie shares of the Series A
       Preferred Stock and pre-funded warrants to be issued upon consummation of the merger.
What proposals will be voted on at the GlycoMimetics Special Meeting in connection with the Merger?, page v

4. You state that Proposal No. 2 must be approved to have an adequate number of authorized but unissued shares of common stock to complete the merger. Please disclose the number of additional authorized shares you expect to need to complete the merger and disclose the number of authorized shares that will be available for issuance after factoring in the number of shares to be issued in connection with the merger if this proposal is approved.
What proposals are to be voted on at the GlycoMimetics Special Meeting, other than the
Nasdaq Issuance Proposal..., page vi

5. We note that Proposal No. 4 is a proposal to elect directors. Given the inclusion of this proposal, please tell us why you have not also included an advisory proposal in the proxy statement/prospectus for stockholders to approve executive compensation pursuant to Exchange Act Rule 14a-21(a). Alternatively, revise the proxy statement/prospectus to include such proposal.
If my GlycoMimetics shares are held in "street name" by my broker..., page ix

6. You state that if a beneficial owner does not instruct such owner's broker, bank or other agent how to vote such owner's shares, the broker, bank or other agent may still be able to vote such shares in its discretion. Please disclose for which of the proposals brokers, banks and other agents will be able to vote shares in the absence of instructions from the respective beneficial owner.
Prospectus Summary
The Companies
Crescent, page 1

7.     Revise your summary of Crescent to disclose the following:
           that Crescent was founded in September 2024 and launched to research and develop antibody and ADC candidates from Paragon Therapeutics, Inc., an antibody discovery engine founded by Fairmount Funds Management LLC;
           that Crescent does not yet have any product candidates but, instead, has unexercised options under the Paragon Option Agreements to license the CR-001
 March 17, 2025
Page 3

           and CR-002 product candidates from Paragon;
             identify Paragon, Fairmount and Parascent as related parties; disclose, if true, that Crescent does not currently have any in-house development
           capabilities and that Paragon has launched other companies with intellectual property or assets that Paragon has developed in-house;
             clarify if Crescent would be entitled to any improvements on CR-001 and CR-002 that Paragon develops, or if Paragon could grant the rights to any such improvements, or to any new and competing technologies, to other companies against which Crescent would compete, and include risk factor disclosure as appropriate; and
             include a cross reference to a more fulsome discussion of Crescent's relationship, and the nature of these arrangements, with Paragon.
8. Given that Crescent was recently formed in September 2024 and that it has not yet exercised any options under the Paragon Option Agreements, please revise your disclosure here and throughout the proxy statement/prospectus as appropriate to clarify the current state of Crescent's business. For example, if Crescent is not yet
       "developing" product candidates and has not yet exercised its option for CR-001, you might clarify that Crescent "intends to develop" or "is collaborating with Paragon to develop" or "to advance" product candidates and that it "expects" CR-001 to be its initial product candidate, subject to Crescent's exercise of the option and entry into the respective license agreement.
9. We note your statement that Crescent believes the emerging data from the clinical development of ivonescimab allows for the acceleration of the development of CR-
       001. Please provide a more detailed explanation of why you believe the development of ivonescimab will allow you to accelerate the development of CR-001, a new molecular entity. We further note your statement that Crescent plans to "systematically" seek regulatory approvals for CR-001 to treat multiple solid tumor
       indications. Please clarify what you mean by "systematically" seeking regulatory approvals, and balance these statements with the fact that Crescent has not yet begun clinical development of CR-001, that there is no guarantee Crescent will be able to accelerate development of CR-001 and that it will be several years before Crescent will be able to commercialize CR-001 if it is able to successfully complete clinical trials and obtain the requisite regulatory approvals.
10. To the extent known, please disclose if and when Crescent expects to exercise its options for CR-001 and CR-002. In addition, briefly describe the influence, if any, that Fairmount and Paragon may have over any decision to exercise the options and in negotiating the terms of the respective licensing agreements. In this regard, in addition to the relationship between Crescent, Paragon, Fairmount and Parascent, we note your Chief Executive Officer's affiliation with Fairmount and the rights of preferred stockholders to elect directors.
Risk Factors, page 16

11. We note from Section 11.1 of the Merger Agreement that the representations and warranties of the parties contained in the Merger Agreement do not survive the
 March 17, 2025
Page 4

      closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.
The Special Meeting in Lieu of Annual Meeting of GlycoMimetics Stockholders Solicitation of Proxies, page 98

12. We note that you have retained Innisfree M&A Incorporated as your proxy solicitor.
      Please disclose the material features of any contract or arrangement for such solicitation and the cost or anticipated cost thereof. Refer to Item 4(a)(3) of Schedule
      14A.
Anticipated Accounting Treatment, page 130

13. You disclose that you expect to account for the merger as a reverse recapitalization. Revise this section as well as your disclosures on pages 13 and 290 to
      address the following:
          Disclose the extent to which you have determined that, immediately before the merger, GlycoMimetics will have no or nominal operations.
          Disclose the extent to which you have determined that, immediately before the merger, GlycoMimetics will have no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.
Agreements Related to the Merger
Lock-Up Agreements, page 151

14. You state that the Crescent stockholders who have executed lock-up agreements as of
      February 7, 2025 owned, in the aggregate, approximately 98.5% of the shares of
      Crescent's outstanding capital stock. Please also disclose the percentage of shares you expect to be subject to the lock-up agreements on a fully diluted basis immediately following consummation of the merger.
Subscription Agreement, page 151

15. To the extent not already described in this section, please revise your disclosure to briefly describe the material terms of the pre-funded warrants to be issued in connection with the merger transactions, including, for example, the exercise price and duration of the warrants.
Consulting Agreements and Offer Letters, page 172

16. Please disclose the term of Crescent's consulting agreement and offer letter with Dr.
      Violin and Mr. Doughty, respectively. In addition, given Dr. Violin's affiliation with
      Fairmount and the fact that Dr. Violin does not appear to be an employee of Crescent, please briefly describe any potential conflicts of interest or other risks that may arise in connection with Dr. Violin's consulting arrangement with Crescent, and to the extent material, include appropriate risk factor disclosure regarding the same.
 March 17, 2025
Page 5
Matters Being Submitted to a Vote of GlycoMimetics Stockholders
Proposal No. 2 - The Authorized Share Increase Proposal
Background and Reasons for the GlycoMimetics Share Increase Amendment, page 177

17. In the fourth paragraph, you disclose the number of shares outstanding and reserved for issuance as of the Record Date, as well as the number of shares that will remain available for issuance upon effectiveness of the Share Increase Amendment. Please also provide corresponding disclosures regarding the number of shares expected to be outstanding, reserved for issuance and available for issuance following consummation of the merger.
Possible Effects of the GlycoMimetics Share Increase Amendment, page 178

18. Please revise your disclosure in this section to also address any potential anti-takeover effects the Share Increase Amendment may have if effected.
Proposal No. 3 - The Reverse Stock Split Proposal
Requirements for Listing on Nasdaq, page 181

19. Please revise your disclosure in this section to clarify that you are currently not in compliance with Nasdaq's minimum bid price requirement and to disclose the deadline by which you are required to regain compliance to maintain the listing of your common stock on Nasdaq. In addition, clarify here that the condition to closing of the merger that the shares of common stock to be issued in the merger be approved for listing on Nasdaq is a waivable condition.
Proposal No. 5 - The Auditor Ratification Proposal, page 188

20. Please include the disclosures required by Item 9(e) of Schedule 14A. Crescent's Business, page 216

21. We note your discussions regarding third-party product candidates, including ivonescimab, as well as certain statements regarding the safety and efficacy of ivonescimab (e.g., that ivonescimab "demonstrate[d] improved clinical efficacy compared to pembrolizumab (Keytruda) in a head-to-head Phase 3 clinical trial"). We further note that Crescent intends to design a Phase 1 clinical trial of CR-001 based on the clinical profile of ivonescimab. Please revise your disclosures to address the following:
           Clarify that the clinical trials described were third-party trials and, to the extent known, briefly describe the clinical trial protocols, including the number of participants, primary and secondary endpoints and the objective results from the clinical trials.
           Remove statements that may imply that a product candidate is safe or effective as such determinations are solely within the authority of the FDA and corresponding regulatory authorities.
           Clearly state that neither Crescent nor Paragon has conducted any clinical trials with CR-001 and that there is no guarantee that clinical trials with CR-001 will have similar results as compared to clinical trials with other products and product candidates.
 March 17, 2025
Page 6

22. We note your disclosure that "[b]inding of VEGF, an angiogenic growth factor that stimulates the growth of blood vessels and is overexpressed in many tumors, to CR-
       001 leads to the formation of molecular complexes through polymerization of CR-
       001" ... and that "[t]his increases its binding to PD-1 on immune cells and is designed to lead to more potent antitumor activity." Please clarify if this statement is based on the disclosure from page 221 that is related to the in vitro studies of ivonescimab that you indicate were reported by Akeso Biopharma and Summit Therapeutics. If so, please caution investors that pre-clinical or other studies of CR-001 may not show similar results.
Crescent's Pipeline, page 217

23. Please revise the pipeline table to include a column for each of Phase 1, Phase 2 and
       Phase 3 clinical trials.
24. We note the inclusion of CR-002 and CR-003 in Crescent's pipeline table. Given the early stage of development and limited disclosure related to these programs, please explain why they are sufficiently material to Crescent's business to warrant inclusion in the pipeline table. If they are material, please expand your disclosure to provide a more fulsome discussion of these programs, including a description of development activities conducted. Alternatively, remove any programs that are not currently material from the pipeline table.
The breakthrough potential of ivonescimab, an anti-PD-1/anti-VEGF bispecific molecule, page 219

25. We note your disclosure that "[i]n a Phase 3 clinical trial in NSCLC, ivonescimab demonstrated a statistically significant and clinically meaningful improvement in PFS compared to pembrolizumab." Please clarify if this refers to the HARMONi-2 trial described in the next paragraph, and disclose where such study was conducted and where regulatory approval is being sought for ivonescimab as a result of such trial.
The design of CR-001, page 222

26. In the first paragraph, you state that Crescent has filed composition of matter claims for the CR-001 sequence based in part on Crescent's proprietary scFv engineering.
       Please reconcile this statement with your disclosure on page 228 that, prior to entry into a License Agreement, Paragon is responsible for the prosecution, defense, maintenance and enforcement of patents related to a Research Program.
In vitro activity, page 222

27. Please provide the p-values for the results shown in the tables in this section.
Clinical potential for CR-001, page 223

28. You refer to the potential to establish CR-001 as a "first-in-class" therapy. Given that ivonescimab is in Phase 3 clinicals trials, your early stage of development and the length of the drug development process, such characterization appears to be inapplicable or premature. Accordingly, please remove the statement or otherwise advise.
 March 17, 2025
Page 7

Planned clinical development of CR-001, page 223

29. Please disclose the regulatory jurisdictions where Crescent intends to conduct its proposed Phase 1 clinical trial for CR-001.
Paragon Option Agreements, page 227

30. We note your disclosure in the first full paragraph on page 229 that "as part of the
      Paragon Option Agreements, on each of December 31, 2025 and December 31, 2026,
      Crescent will grant Parascent warrants to purchase a number of shares equal to 1.00%
      of Crescent's outstanding capital stock as of the date of the grant on a fully-diluted basis, with an exercise price equal to the fair market value of the underlying shares of
      Crescent common stock on each respective grant date." We also note that pursuant to
      Section 5.8 of the Antibody Paragon Option Agreement that, if Crescent undergoes an initial public offering or a reverse merger transaction, the rights and obligations of
      Section 5.8 shall continue and Parascent shall be entitled to warrants from the ultimate public company parent to purchase a number of shares of such parent equal to 1.00%
      of the outstanding shares of the parent as of the date of the grant, on a fully-diluted basis (assuming the exercise or conversion of any convertible non-voting preferred stock, stock options, pre-funded warrants or similar instruments), as applicable. Please clarify if the transactions contemplated by the Merger Agreement will constitute a reverse merger for purposes of Section 5.8 of the Antibody Paragon Option Agreement and, if so, if the reverse merger warrants would be in addition to the
      annual warrant grants.
31. You state on page 229 that "As of the date of this proxy statement/prospectus,
      Crescent has paid Paragon (i) $6.2 million under the Antibody Paragon
Option
      Agreement for development costs related to PD-1 and VEGF incurred by Paragon through the effective date of the agreement, including pre-development costs, and
      (ii) $0.8 million under the ADC Paragon Option Agreement for development costs related to the undisclosed CR-002 target incurred by Paragon through the effective date of the agreement." Please reconcile the $6.2 million with the amounts disclosed in the preceding paragraphs, as applicable, and to the $9.9 million of research and development expense through December 31, 2024, as described on pages 264-265.
32. Please revise your disclosure hereunder to clarify the extent to which Paragon had any historical assets, liabilities or cash flows associated with CR-001 or any other product in Crescent's pipeline and, if so, provide such quantification. Revise to disclose the extent to which Paragon's cash flows related to these product candidates were operating cash flows.
 March 17, 2025
Page 8
Intellectual Property, page 229

33. We note your disclosure that Paragon has filed provisional patent applications relating to CR-001 and CR-002. Please disclose the jurisdictions where such filings were made.
Crescent's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Stock-Based Compensation, page 271

34. Please address the following regarding the stock options and restricted stock units granted by Crescent:
           Revise to provide a tabular presentation or revise your table on page 173 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.
           Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.
           Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Crescent and Paragon at the time of the grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of CR-001, CR-002, and CR-003 between related parties.
Management Following the Merger
Executive Officers and Directors, page 274

35. Please identify which directors are expected to be elected as the "Preferred Directors"
       by the holders of the GlycoMimetics Series A Preferred Stock following consummation of the merger. We also note from Section 4.3.5 of the form of
       Certificate of Designation of Preferences, Rights and Limitations of Series A Non-
       Voting Convertible Preferred Stock included as Annex F that each Preferred Director shall be entitled to three votes on each matter presented to the board of directors.
       Please revise to describe those provisions and to disclose if those provisions will effectively give the Preferred Directors control over decisions to be made by the board following the merger and include appropriate risk factor disclosure. Description of GlycoMimetics Capital Stock
Description of Preferred Stock, page 295

36. We note the disclosure that at any time that at least 30% of the originally issued Series
       A Preferred Stock remains issued and outstanding, the affirmative vote of the holders of a majority of the then outstanding shares of Series A Preferred Stock shall be required to consummate a fundamental transaction or merger. Please include risk factor disclosure that addresses these voting provisions and that make clear that these provisions could prevent potential changes of control that could offer a premium over the market value of the Combined Company to the common stockholders. March 17, 2025
Page 9
Choice of Forum, page 297

37. Similar to your risk factor disclosure on page 88, please revise your disclosure in this section to clarify that the exclusive forum provision is not intended to apply to causes of action arising under the Securities Act and the Exchange Act. Crescent Biopharma, Inc.'s Financial Statements
Note 14, Subsequent Events, page F-44

38. We note your disclosure on page 226 that Crescent's rights to acquire the rights to CR-
       001 and CR-002 remain unexercised. We also note your disclosure on page 216 that
       Crescent expects to amend the ADC Paragon Option Agreement to include
CR-
       003. Revise this note as well as your MD&A to address the following:
           Revise to concisely provide the current status and expected status as of effectiveness for the licenses of CR-001, CR-002 and CR-003. Confirm that you will provide updates to such disclosures here in each pre-effective amendment.
           As part of your disclosures, provide the amounts paid versus amounts payable for each product candidate.
           Revise to clarify the extent to which the research performed to date was performed by Paragon versus Crescent for each product candidate, identifying how the research is allocated between each company for each product candidate.
General

39. Please tell us if you intend to register the exchange of the GlycoMimetics preferred stock for the Crescent preferred stock, and the GlycoMimetics pre-funded warrants for the Crescent pre-funded warrants, or are relying on private placement exemptions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Kostian Ciko, Esq.